Filed by The Mead Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                          Subject Company:  The Mead Corporation
                                                      Commission File No. 1-2267

                              MEAD GREAT NEWS
                     4th Quarter 2001- SPECIAL EDITION

this issue

page 2-3
A snapshot of
Mead and Westvaco

page 4
What to expect on
"Day One"

page 4
Key events

                                   * * *
From the Chairman                                       [Picture of Jerry Tatar]

"It's an exciting and unique time. I have a lot of faith that the people from Mead and from Westvaco will make our aspirations into a reality!"

We are in the midst of a "once-in-a-lifetime" opportunity. The merger of Mead and Westvaco can produce the finest company in the Forest Products Industry and a leader in the world of basic materials.

The business case is compelling. Our portfolio of businesses will be characterized by market leadership, world-class facilities, value-added products, and wonderful opportunities for growth. These businesses can generate excellent financial returns on a sustainable basis. Since we are forming the portfolio under the concept of a "Merger of Equals," our financial position will be strong. We won't need to borrow a lot of money to make the merger a reality. Instead, we can focus our energies on enhancing our financial position as we look for synergies to reduce our costs and working capital requirements.

Yes, it's a great opportunity. However, it won't happen by wishing. It will only happen if we work together with our new associates from Westvaco to choose the very best...the best organization design, the best processes and the best providers of goods and services. These may come from Mead; they may come from Westvaco; or they may be brand new ideas. Objectivity needs to rule as we make our choices.

We now have a myriad of integration teams at work. To a great extent, our eventual success is in their hands. I'm very confident that we will succeed. I've seen these teams in action. I'm sure that they will perform the proper evaluations and make the right selections.

It's an exciting and unique time. I have a lot of faith that the people from Mean and from Westvaco will make our aspirations into a reality!

Jerry Tatar
Chairman, President and CEO

Please check the Intranet frequently for any merger updates.

Information is available on the Mead & Westvaco website located in the Mead Businesses box.


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


A snapshot profile of Mead and Westvaco . . .                                   Mead
                                                 When founded                   1846
                                                 Product areas                  Packaging
                                                                                Coated Board
                                                                                Containerboard

                                                                                Paper
                                                                                Specialty Paper
                                                                                Pulp Sales
[PHOTO OF PRODUCTS]
                                                                                Consumer &
                                                                                Office Products

                                                 Net sales (2000)               $4.4 billion
                                                 Net earnings (2000)            $161 billion

                                                 Total assets (2000)            $5.7 billion

                                                 PIMA industry ranking* (2000)  8th

                                                 Number of employees            15,100

                                                 Acres of forest                2.1 million

                                                 What we say about ourselves    A forest products company with
                                                                                approximately $4.4 billion in
                                                                                annual sales. One of the
                                                                                leading North American
                                                                                producers of coated paper,
                                                                                coated paperboard and consumer
                                                                                and office products, a world
                                                                                leader in multiple packaging
                                                                                and specialty paper, and a
                                                                                producer of high-quality
                                                                                corrugating medium. In
                                                                                management of the company's
                                                                                more than 2 million acres of
                                                                                forest, Mead is committed to
                                                                                practicing principled forest
                                                                                stewardship and using
                                                                                resources in a responsible and
                                                                                sustainable manner.

                                                 Global impact                  Offices and operations in 32
                                                                                countries
                                                                                Customers in 98 countries

                                                                                *Paper Industry Management
                                                                                Association


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

Westvaco                                                                          . . . Or why Mead and Westvaco are a great match

1888                                                        When founded

Consumer packaging                                          Product areas

Bleached and unbleached boards
Graphic paperboards
Corrugated containers (Brazil)
Saturating kraft

Paper
Specialty Papers
                                                                                [PHOTO OF PRODUCTS]
Envelopes

Specialty chemicals

$3.7 billion                                             Net sales (2000)

$246 million                                          Net earnings (2000)

$6.6 billion                                          Total assets (2000)

9th                                         PIMA industry ranking* (2000)

17,000                                                Number of employees

1.4 million in U.S. and Brazil                            Acres of forest

A leading global supplier of high-value       What we say about ourselves
packaging, paper and specialty
chemicals in targeted markets.
Leveraging its longstanding strengths in
research and product development and
innovation, as well as from its powerful
brand equities. Builds on its core
strengths to find and create new
business solutions, launching four new
companies: Westvaco Brand Security,
Inc., Paxonix, Forest Technology Group
and, most recently, Questerra.

Operations in 21 countries                                  Global impact
Customers in more than 70 countries


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



What to expect on "Day One"

Things that will be the same          Office of Integration             Forestry/Woodlands           Purchasing & Logistics
on "Day One" include:                 Jim Buzzard - Westvaco (leader)   Russ Kross - Mead (leader)   Sally Crooks - Westvaco(leader)
o  Salaries and benefits              Ronnie Hise - Westvaco            Brad Franchi - Mead          Chris Osen - Mead
o  Employment status for most         Missy Howard - Mead               Gene Hundley - Westvaco      John Smith - Westvaco
   (it's yet to be determined         Joe Royal - Westvaco              Tony Mollish - Westvaco      Bill Wiggins -Mead
   when any job cuts will occur.      Peter Vogel - Mead                Jim Okraszewski - Mead
   However, significant change in                                       Gene Parker - Westvaco       Research & Development
   employment are unlikely to         Steering Committee                Aga Razvi - Westvaco         Fred Renk - Westvaco (leader)
   take place immediately.)           Jim Buzzard - Westvaco            Erm Venuto - Mead            Pat Begrowicz - Mead
o  Focus on customers satisfaction    Ray Lane - Mead                                                Ron Brown - Westvaco
   and productivity improvement       Tim McLevish - Mead               Human Resources              David Knox - Westvaco
o  SAP R3 platform                    Ian Millar - Mead                 Chuck Aardema- Mead (leader) Mike Wallace - Mead
o  Lotus Notes e-mail system (It's    Karen Osar - Westvaco             Sutton Baldwin - Westvaco
   yet to be determined if we will    Linda Schreiner - Westvaco        Tom Bannen - Mead            Members of the following
   have a common e-mail directory     Wendell Willkie, II - Westvaco    Cindy Cartmell - Mead        integration teams have yet to
   for MeadWestvaco at that time.)                                      Terry Maltbia - Westvaco     be identified:
o  Audix voice mail system            Coated Paper - Operations         Maria Payne - Westvaco
o  Commitment to health,  safety,     Gary Curtis - Mead (leader)       Dick Peterson - Mead         Consumer & Office Products,
   environmental protection and       George Martin - Westvaco          Rich Sanders - Westvaco      Envelopes
   ethical behavior                   Mike Marziale - Westvaco                                       Senior management sponsors are
                                      Rudy Papaik - Mead                Information Technology -     Neil McLachlan - Mead
Things that will be different on                                        Applications                 John Taylor - Westvaco
   "Day One" are:                     Coated Paper - Order              Theresa Schnabel - Mead
                                      Fulfillment                       (leader)                     Packaging - Primary
o New corporate leadership            Mike Partridge - Westvaco         Barry Einhorn - Mead         Senior management sponsors are
  team                                (leader)                          Kellie Gypin - Westvaco      Ray Lane - Mead
o New company name and logo           Dan Clark - Mead                  Tom Thompson - Mead          Gil Gillespie - Westvaco
o New company website                 Dave Durst - Westvaco             Stephanie White - Westvaco
  (www.meadwestvaco.com), with        Jill Maxwell - Mead
  existing sites linked to it         Tom Meshew - Westvaco             Information Technology -     Please keep in mind that these
o Integration begins for corporate                                      Infrastructure               integration teams do not
  functions, coated papers, primary   Coated Paper - Sales &            Rod Elser- Westvaco (leader) represent every business or
  packaging and consumer & office     Marketing                         Barry Einhorn - Westvaco     function of the new company,
  products/envelopes                  Kevin Clark - Westvaco (leader)   Gary Lee - Westvaco          but the primary areas that
                                      Steve Anderson - Westvaco         Gordon MacKenzie - Mead      require integration.
                                      Mike Caine- Westvaco              Edward Miller - Westvaco
                                      Tom Gallagher - Mead              Paul Moorman - Mead
                                      Todd Grossman - Mead
                                      Greg Gruning - Mead               Legal, Public Affairs &
                                                                        Communications
                                      Engineering                       Gary Balonier - Mead
                                      Tim Becraft - Mead (leader)       Ron Budzik - Mead
                                      John Huyck - Mead                 Katherine Burgeson- Westvaco
                                      Richard Kettlety - Westvaco       John Carrara - Westvaco
                                      Panagiotis "Takis" Taousakis -    Robert Crockett - Westvaco
                                      Westvaco                          Doug Draper - Mead
                                                                        Ned Massee - Westvaco
                                      Environmental, Health & Safety    Pat Norris - Mead
                                      Lon Rollinson - Westvaco (leader) David Santez - Mead
                                      Richard Burton - Westvaco         Dianne Stroebel - Mead
                                      Bob Dickinson - Westvaco
                                      Russ Kross - Mead
                                      Dirk Krouskop - Mead
                                      Bill Lanier - Mead
                                      Mike Wise - Mead

                                      Finance & Accounting              Please note that the dates    Key events:
                                      Jackie Brophy - Westvaco          listed are as of the printing - Announcement of proposed
                                      (co-leader)                       of this issue of GreatNews.     merger of equals (August 29)
                                      Linda Sheffield - Mead            See the Mead Intranet so that - U.S. Justice Department
                                      (co-leader)                       you can fill in the dates as    antitrust review completed
                                      Bill Beaver - Westvaco            they become available.          (October 16)
                                      Tina Foraker-Blackwell -                                        - Integration Process and
                                      Westvaco                                                          Teams announced (October 18)
                                      Tim Nusbaum - Mead                                              - European Commission (EU)
                                      Hal Rogero - Mead                                                 approval received (November
                                      John Szczepanski - Westvaco                                       14)
                                      Ryne Van Gorp - Mead                                            - SEC (Securities and Exchange
                                                                                                        Commission) review
                                                                                                      - Proxies distributed
                                                                                                      - Proxy results announced
                                                                                                      - Announcement of merger
                                                                                                        closing date
                                                                                                      - Merger
                                                                                                      - "Day One" begins


Questions or comments may be sent to Vision ID CORPCOMM (or corpcomm@mead.com). Phone messages can be left by calling 888-918-6323. GreatNews(R) is Published by The Mead Corporation for All Employees o Printed on Signature(R) from Mead, 100lb. Dull Text o GreatNews is a Trademark of Mead

Additional Information
The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http//www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 46463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form S-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction: competitive pricing for each company's products, changes in raw materials: energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.


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